Mail Stop 3561

March 12, 2010

Via Fax & U.S. Mail

Mr. Carl G. Schmidt
Chief Financial Officer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

      Re: Lee Enterprises, Incorporated
              Form 10-K for the year ended September 27, 2009
              Filed December 11, 2009
              File No. 001-06227

Dear Mr. Schmidt:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 27, 2009

Item 1A. Risk Factors

1. We note that you indicate this is a discussion of certain of the most significant risks and that other factors, both known and unknown, may cause results to differ. In future filings, all material risks should be described. If risks are note deemed material, do not reference them in future filings.

2. Refer to the subheadings provided in this section. In future filings, please provide a subcaption that adequately describes each of the risks discussed. Each risk should have its own subheading that adequately describes the risk that follows. Refer to Item 1A. of Form 10-K, Item 503(c) of Regulation S-K and Rule 421(d) of the Securities Act of 1933.

Signatures

3. The report must also be signed on behalf of the Registrant by its principal financial officer and its controller or principal accounting officer in their respective capacities. If someone is signing in more than one capacity, please indicate each capacity in which he has signed. Refer to General Instructions D.2. for Signatures on Form 10-K.

Management's Discussion and Analysis

– Overall Results, page 26

4. We note that net income, as adjusted amount includes an adjustment in both fiscal 2009 and 2008 for "other, net." Please tell us the nature of these "other" amounts and why you believe it is appropriate to include them in a non-GAAP financial measure. Also, we note from your disclosure on page 32 that debt financing costs have been included as an adjustment in your non-GAAP measure "net income, as adjusted" in fiscal years 2007, 2008 and 2009. In light of the fact that you disclose on page 19 that your non-GAAP adjustments are substantially non-recurring in nature, we would not expect similar debt financing cost, or other adjustments to be incurred over the last three year period. Please explain to us why you believe it is appropriate to disclose that the adjustments to your non-GAAP financial measures are "non-recurring" in nature. If these adjustments are not appropriately considered "non-recurring" in nature, provide us with and include in future filings, an explanation of the substantive reasons why management believes it is useful to include these adjustments in the non-GAAP financial measures. Your disclosure should also be revised to eliminate the reference to the "non-recurring" nature of the adjustments.

Notes to the Financial Statements

Note 6. Goodwill and Other Intangible Assets, page 64

5. We note your disclosure that in 2008 you recorded a reduction to goodwill totaling $25,098,000 to reflect a correction to the original 2005 purchase accounting of Pulitzer. Please explain to us the nature of the correction of this error and tell us why you believe it is appropriate to adjust the goodwill balance during fiscal 2008.

Note 7. Debt, page 65

6. We note your disclosure that the Company paid fees to the Lenders and Noteholders for the 2009 Amendments and Notes Amendment, which along with the related legal and financial advisory expenses, totaled $26,061,000, of which $15,500,000 were capitalized. Please tell us how you accounted for both the capitalized and the expensed fees in accordance with the guidance in FASB ASC 470-50-40 paragraphs 17, 18 and 21 (EITF 96-19 and 98-14), as applicable.

Note 8. Interest Rate Exchange Agreements, page 69

7. We note your disclosure that until 2009, you accounted for interest rate exchange agreements as cash flow hedges, and then in 2009, you marked all interest rate exchange agreements to market and recognized interest expense of $268,000. Please explain to us, and disclose in future filings, the reason for the change in your accounting for these interest rate exchange agreements.

Note 13. Stock Ownership Plans, page 78

8. We note your disclosure of the weighted average assumptions used in the Black-Scholes model for options granted. In addition to disclosing the weighted average assumptions for options granted during the year, please revise future filings to include a description of the methods used to estimate or determine those assumptions. For example, for the expected term of share options, provide a discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and postvesting employment termination behavior into the fair value of the instrument. See guidance in FASB ASC 718-10-50-2.f.2 (paragraph 240(e)(2) of SFAS No. 123R).

Note 15. Fair Value of Financial Instruments, page 82

9. We note your disclosure that the Herald Value – liability is measured using significant unobservable inputs (Level 3). For all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs, please revise future filings to include disclosure of a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:

> (1) Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net

assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities)

(2) Purchases, sales, issuances, and settlements (net)

(3) Transfers in and/or out of Level 3 (for example, transfers due to changes in the observability of significant inputs)

See guidance in FASB ASC 820-10-50-2.c (paragraph 32 of SFAS No. 157).

Note 19. Commitments and Contingent Liabilities, page 84
- Redemption of PD LLC Minority Interest, page 85

10. We note your disclosure that in February 2009, in conjunction with the Notes Amendment, PD LLC redeemed the 5% interest in PD LLC and DS LLC. In light of the fact that the present value of the 2010 Redemption was approximately $73.6 million at the time of redemption in February 2009, please tell us why you recorded a liability of $2.3 million at September 27, 2009 as an estimate of the amount of the Herald Value to be disbursed. As part of your response, please tell us the nature of any differences between the Redemption Agreement that was executed in February 2009 and the "2010 Redemption." Also, tell us the nature of the assumptions used in the calculation or determination of the $2.3 million liability established at September 27, 2009.

Note 21. Quarterly Financial Data (Unaudited), page 87

11. We note from your disclosure in Note 14 that subsequent to the quarter and year ended September 28, 2008, you discovered an immaterial error in the valuation allowance for deferred tax assets which affected the amount of net deferred tax liabilities, the income tax benefit and earnings(loss) per share for the quarter ended September 28, 2008. Please note for future filings that when the data supplied in your note disclosing quarterly financial data varies from the amounts previously reported on the Form 10-Q filed for any quarter, your disclosure should reconcile the amounts given with those previously reported and describe the reason for the difference. See Item 302(A)(2) of Regulation S-K.

Form 10-Q for the quarter ended December 27, 2009

Balance Sheet
Statements of Operations and Comprehensive Income (Loss)

12. We note from your presentation of minority interest on both the balance sheet and statement of operations that it does not appear that you have adopted the guidance in FASB ASC 810-10-45. Please revise future filings accordingly.

Note 6. Pension, Postretirement and Postemployment Defined Benefit Plans

13. We note your disclosure that in December 2009 you notified certain participants in your postretirement medical plans of changes to be made to the plans, including increases in participant premium cost-sharing and elimination of coverage for certain participants. You also disclose that these changes resulted in non-cash curtailment gains of $31 million and reduced the benefit obligation by $31 million. Please provide us more details as to the nature of the changes made and explain why you believe all changes represent a curtailment rather than both a negative plan amendment and a curtailment. Also, please explain to us how you calculated the amount of the net curtailment gain to be recognized on the income statement. Include in your response the amount of any unrecognized net actuarial gain(loss) included in accumulated other comprehensive income at the time of the curtailment. If a portion of this transaction is more appropriately classified as a negative plan amendment, the effects of the negative plan amendment should be calculated before the determination of any gain/loss related to the curtailment is made. Please advise or revise accordingly. Also, please revise MD&A in future filings to discuss the nature of this transaction and how you are accounting for it. Additionally, please tell us why you believe it is appropriate to present the curtailment gain as part of operating income.

Note 10. Fair Value Measurements, page 16

14. We note from your disclosure on page 17 that in 2009 you reduced the carrying value of property and equipment no longer in use by $4,579,000 based on estimates of the related fair value in the current market. Please revise the notes to the financial statements in future filings to include the disclosures required by FASB ASC 820-10-50-5 for any assets and liabilities measured at fair value on a non-recurring basis.

Schedule 14A filed January 7, 2010

Compensation of Non-Employee Directors, page 15

15. In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi). Similarly revise your Summary Compensation Table in regards to the stock awards and option awards columns. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

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      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

      Sincerely,

      Linda Cvrkel
      Branch Chief

VIA FACSIMILE
(563) 327-2600